SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-Daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) has been recently informed of the decision by the government of Nigeria to cancel the mining rights granted to a consortium (the “Korean Consortium”) led by Korean companies (of which KEPCO was a member) with respect to the deep sea oil exploration projects OPL321 and OPL323 in Nigeria (the “Projects”). The Korean Consortium holds 60% of the mining rights with respect to the Projects, and KEPCO as a member of the Korean Consortium is entitled to 8.775% of the interest from the Projects.

The rationale of the Nigerian government for the cancellation of the Korean consortium’s mining rights was reportedly that, despite having obtained preferred mining rights with respect to said projects, the Korean Consortium has failed to pay in full the highest bidding price offered by an Indian consortium, which also participated in the bidding. The Nigerian government reportedly plans to return the cash payment made by the Korean Consortium. According to the Korean Consortium, the amount due to be paid by the Korean Consortium with respect to the Projects is US$323 million, of which US$92 million has been paid in cash. The remaining US$231 million was discounted on condition that Korean Consortium invests in the electricity generation projects and was guaranteed payment under a letter of credit.

The Korean Consortium plans to appeal the decision of the Nigerian government. KEPCO is considering its options and may demand the return of its investment. KEPCO’s total investment in the Projects is KRW24.6 billion, of which KRW13.6 billion was deposited with the Nigerian government as a cash deposit for the Projects and is due to be refunded by the Nigerian government as a result of the cancellation of the Projects and the remaining KRW11 billion was expended in connection with mining exploration and the proposed construction of power plants and will not be refunded.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: February 2, 2009